Exhibit 99.198

High Tide Announces Upsized Bought Deal Public Offering to $20.2 Million

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

CALGARY, AB, May 19, 2021 /CNW/ - High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce today that it has entered into an amended agreement with ATB Capital Markets Inc. (“ATB”) and Echelon Wealth Partners Inc. (“Echelon”), on behalf of a syndicate of underwriters (together, the “Underwriters”), to increase the size of the previously announced bought deal public offering.

The Underwriters have agreed to purchase, on a bought deal basis, pursuant to the filing of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated April 22, 2021 (the “Base Shelf Prospectus”) an aggregate of 2,100,000 units (the “Units”) at a price of $9.60 per Unit (the “Offering Price”) for aggregate gross proceeds to the Company of $20,160,000 (the “Offering”).

Each Unit shall consist of one common share (each a “Common Share”) and one-half of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant shall be exercisable to acquire one Common Share of the Company for a period of 36 months from closing of the Offering at an exercise price of $12.25 per Warrant, subject to an accelerated expiry if the ten trading day volume-weighted average price of the Common Shares on the TSX Venture Exchange (“TSXV”) is equal to or greater than $19.20 per Common Share.

The Company has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 315,000 Units at the Offering Price per Unit, exercisable at any time, for a period of 30 days after and including the Closing Date (as defined herein), which would result in additional gross proceeds of up to $3,024,000. The Over-Allotment Option is exercisable to acquire Units, Common Shares and/or Warrants (or any combination thereof) at the discretion of the Underwriters.

The Units will be offered by way of a prospectus supplement to the Base Shelf Prospectus to be filed in all provinces and territories of Canada except Quebec pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions. The Units may also be offered in the United States on a private placement basis pursuant to applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”).

The Offering is expected to close on May 25, 2021 (the “Closing Date”) and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSXV and the applicable securities regulatory authorities.

The Company will use best efforts to obtain the necessary approvals to list the Common Shares, and the Common Shares issuable upon exercise of the Warrants on the TSXV.

The net proceeds of the Offering will be used for opening new retail cannabis store locations, completing strategic acquisitions, the repayment of debt, general corporate and working capital purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the 1933 Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the 1933 Act, and applicable state securities laws.

The Prospectus Supplement and Base Shelf Prospectus contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplement, Base Shelf Prospectus and the other documents the Company has filed before making an investment decision. Copies of the Prospectus Supplement, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA,1 with 85 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com, FABCBD.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX:TLRY) (NASDAQ:TLRY) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

[1]	Adjusted EBITDA is a non-IFRS financial measure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: (i) the anticipated timing of the closing of the Offering and the pricing thereof, (ii) the anticipated use of proceeds, and (iii) the receipt of regulatory approvals, including the approval of the TSXV. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, High Tide’s inability to complete the Offering on the terms and within the timelines anticipated; High Tide’s inability to obtain the required regulatory approvals to complete the Offering on the proposed terms and timeline; risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements, including, but not limited to, the assumption that: (i) High Tide’s financial condition and development plans do not change as a result of unforeseen events, (ii) there will continue to be a demand and market opportunity for High Tide’s product offerings, (iii) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide’s ability to capitalize on anticipated business opportunities, (iv) High Tide will complete the Offering on the terms and within the timelines anticipated, (v) the Company will receive all necessary approvals, including TSXV approval, and (vi) High Tide will use the use of proceeds for the purposes set out above. Although considered reasonable by management of High Tide at the time of preparation, these assumptions may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide’s future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports, which are and will be available on SEDAR.

SOURCE High Tide Inc.

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For further information: MEDIA INQUIRIES: Omar Khan, Senior Vice President, Corporate and Public Affairs, High Tide Inc., Tel. 1 (647) 985-4401, Email: omar@hightideinc.com; INVESTOR INQUIRIES: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., Tel. 1 (403) 265-4207, Email: vahan@hightideinc.com

CO: High Tide Inc.

CNW 09:30e 19-MAY-21

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